UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

U.S. Home Systems, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

90335C100

(CUSIP Number)

Teresa Wynn Roseborough, Esq.

Executive Vice President, General Counsel and Corporate Secretary

The Home Depot, Inc.

2455 Paces Ferry Road, N.W.

Atlanta, Georgia 30339

(770) 433-8211

copies to:

L. Briley Brisendine, Esq.

Stacy S. Ingram, Esq.

The Home Depot, Inc.

2455 Paces Ferry Road, N.W.

Atlanta, Georgia 30339

(770) 433-8211

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2012

(Date of Event, which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90335C100

1.	NAMES OF REPORTING PERSONS The Home Depot, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 95-3261426
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,125,213(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125,213
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 90335C100

1.	NAMES OF REPORTING PERSONS THD At-Home Services, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 75-2698460
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,125,213(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,125,213
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because The Home Depot and At-Home Services (each as defined below) may be deemed to beneficially own such Shares as a result of the Voting Agreement (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either The Home Depot or At-Home Services that it beneficially owns any Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
(2)	Calculated based on 7,470,474 Shares outstanding as of August 2, 2012 as represented in the Merger Agreement (as defined below).

Item 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D (the “Statement”) relates is the common stock, par value $0.001 per share (the “Shares”), of U.S. Home Systems, Inc., a Delaware corporation (“USHS”). The principal executive offices of USHS are:

U.S. Home Systems, Inc.

2951 Kinwest Parkway

Irving, Texas 75063

Item 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this statement are The Home Depot, Inc., a Delaware corporation (“The Home Depot”) and THD At-Home Services, Inc., a Delaware corporation (“At-Home Services”). At-Home Services is a wholly-owned direct subsidiary of The Home Depot.

The address of the principal offices of each of The Home Depot and At-Home Services is 2455 Paces Ferry Road, N.W., Atlanta, Georgia 30339. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of The Home Depot and At-Home Services is set forth on Schedule A.

The Home Depot is the world’s largest home improvement retailer based on net sales for the fiscal year ended January 29, 2012 (“fiscal 2011”). The Home Depot stores sell a wide assortment of building materials, home improvement and lawn and garden products and provide a number of services. The Home Depot stores average approximately 104,000 square feet of enclosed space, with approximately 24,000 additional square feet of outside garden area. As of the end of fiscal 2011, The Home Depot had 2,252 The Home Depot stores located throughout the United States including the Commonwealth of Puerto Rico and the territories of the U.S. Virgin Islands and Guam, Canada, China and Mexico.

At-Home Services is the operating company for The Home Depot’s professional installation services business, and conducts thousands of in-home projects every day through its national network of 50,000-plus independent Authorized Service Providers.

(d) During the past five years, neither The Home Depot nor At-Home Services nor, to the best of The Home Depot’s and At-Home Services’ knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither The Home Depot nor At-Home Services nor, to the best of The Home Depot’s and At-Home Services’ knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 6, 2012, At-Home Services entered into the Voting Agreement (as defined below) with the Stockholders (as defined below) as a condition and inducement to At-Home Services and Merger Sub (as defined below) entering into the Merger Agreement. At-Home Services and Merger Sub did not use any funds or pay any additional consideration to acquire the rights under the Voting Agreement. At-Home Services and Merger Sub intend to fund the Merger consideration with cash on hand.

For more detailed descriptions of the Merger Agreement and the Voting Agreement, see Item 4 below, which descriptions are incorporated by reference herein in response to this Item 3.

Item 4.	Purpose of Transaction.

(a)-(b) On August 6, 2012, At-Home Services, USHS and Umpire Acquisition Corp., a wholly-owned direct subsidiary of At-Home Services (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction of certain conditions, Merger Sub will merge with and into USHS (the “Merger”). As a result of the Merger, Merger Sub will cease to exist and USHS will survive as a wholly-owned direct subsidiary of At-Home Services (the “Surviving Corporation”).

Upon the consummation of the Merger, each outstanding Share, other than any Shares owned by At-Home Services or Merger Sub (or by any other subsidiary of Parent or The Home Depot), by USHS as treasury stock, or by any stockholders who are entitled to, and who properly exercise, appraisal rights under Delaware law, will be converted into the right to receive $12.50 in cash without interest.

The completion of the Merger is subject to customary conditions, including without limitation, (i) the approval of the Merger by USHS’s stockholders and (ii) expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Concurrently with the execution of the Merger Agreement, At-Home Services entered into a Voting Agreement, dated as of August 6, 2012 (the “Voting Agreement”), with certain stockholders of USHS listed on Schedule 1 to the Voting Agreement (collectively, the “Stockholders”), pursuant to which each Stockholder has agreed to vote all of the Shares beneficially owned by such Stockholder, together with any other voting capital stock of USHS and any Shares or other stock of USHS issuable upon the conversion, exercise or exchange of securities that are convertible into or exercisable or exchangeable for Shares or other voting capital stock of USHS, (a) in favor of the adoption and approval of the Merger Agreement, (b) against any action or agreement that would result in any of the conditions contained in ARTICLE VII of the Merger Agreement not being fulfilled or satisfied and (c) against any Acquisition Proposal (as defined in the Merger Agreement) or any agreement related thereto and against any other action, agreement or transaction involving USHS or any of its subsidiaries that is intended, or would reasonably be expected to, materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the Voting Agreement or the performance by USHS of its obligations under the Merger Agreement or by such Stockholder of such Stockholder’s obligations under the Voting Agreement.

Each Stockholder represented to At-Home Services in the Voting Agreement that it beneficially owns the Shares listed on Schedule 1 thereto. The aggregate number of Shares covered by the Voting Agreement is 1,125,213 Shares or approximately 15.1% of the issued and outstanding Shares (based upon USHS’s representation in the Merger Agreement that there were 7,470,474 Shares issued and outstanding as of August 2, 2012).

The Voting Agreement provides that, except as expressly permitted by the Merger Agreement, each Stockholder and such Stockholder’s affiliates and representatives shall not directly or indirectly through another person (i) initiate, solicit or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding an Acquisition Proposal, or provide any information or data to any person relating to USHS or any of its subsidiaries, or afford to any person access to the business, properties, assets or personnel of USHS or any of its subsidiaries in connection with, or otherwise cooperate with any person with respect to, an Acquisition Proposal, or (iii) enter into any agreement with respect to an Acquisition Proposal (as defined in the Merger Agreement).

The Voting Agreement also provides that each Stockholder shall not Transfer (as defined in the Voting Agreement) any of such Stockholder’s Shares, unless such Transfer is a Permitted Transfer (as defined in the Voting Agreement). The commitments to vote Shares under the Voting Agreement also apply to any Shares acquired by a Stockholder after the date of the Voting Agreement.

Pursuant to the Voting Agreement, each Stockholder irrevocably appointed as its proxy and attorney-in-fact, Carol B. Tomé, the Vice President and Treasurer of At-Home Services, Teresa Wynn Roseborough, the Vice President and Secretary of At-Home Services, and L. Briley Brisendine, Jr., the Assistant Secretary of At-Home Services, and any individual who shall hereafter succeed any such persons, to vote or execute written consents with respect to such Stockholder’s Shares in accordance with the voting commitments described above at any annual or special meetings of stockholders of USHS (or adjournments thereof) at which any matter referred to above is to be

5

considered; provided however, that such Stockholder’s grant of the proxy is effective if, and only if, such Stockholder has not delivered to the Secretary of USHS at least ten business days prior to the meeting at which any of the matters referred to above is to be considered a duly executed proxy card directing that the Shares of such Stockholder be voted in accordance with the voting commitments described above.

The Voting Agreement terminates upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, or (iii) the mutual written agreement of the Stockholders and At-Home Services.

(c) Not applicable.

(d) Reference is made to Items 4(a)-(b) above. Pursuant to Section 2.1(c) of the Merger Agreement, from and after the effective time of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger shall be the directors of the Surviving Corporation, until their successors shall have been duly elected, designated or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. Marvin R. Ellison, Teresa Wynn Roseborough and Carol B. Tomé are currently the only directors of Merger Sub. The officers of Merger Sub immediately prior to the effective time of the Merger shall continue as the officers of the Surviving Corporation, until their successors shall have been duly elected, designated or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The current executive officers of Merger Sub are Marvin R. Ellison, President; Teresa Wynn Roseborough, Vice President and Secretary; Carol B. Tomé, Vice President and Treasurer; Timothy M. Crow, Vice President - Human Resources; Richard I. Johnson, Vice President - Benefits; David Benjamin, Vice President; Kevin A. Hofmann, Vice President; and Chuyu Xi, Vice President.

(e) Other than as described above, not applicable.

(f) Other than as described above, not applicable.

(g) Reference is made to Items 4(a)-(f) above. Pursuant to Section 2.1(b) of the Merger Agreement, at the effective time of the Merger (i) the certificate of incorporation of USHS shall be amended and restated in its entirety to read as the certificate of incorporation of Merger Sub as in effect immediately prior to the effective time of the Merger, except that all references to Merger Sub shall be deemed to be references to the Surviving Corporation, and (ii) the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, shall be the bylaws of the Surviving Corporation, except that all references to Merger Sub shall be deemed to be references to the Surviving Corporation.

(h) and (i) Reference is made to Items 4(a)-(g) above. Upon consummation of the Merger, the Shares will cease to be listed on The NASDAQ Global Market. In addition, as a result of the Merger the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Other than as described in this Schedule 13D or in the Merger Agreement or the Voting Agreement, neither The Home Depot nor At-Home Services nor, to The Home Depot’s or At-Home Services’ knowledge, any of the persons set forth on Schedule A hereto, currently has any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D or any similar matter.

The foregoing descriptions of the Merger, the Merger Agreement and the Voting Agreement do not purport to be complete. References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, which is incorporated by reference as Exhibit 1 to this Schedule 13D, and the Voting Agreement, which is Exhibit 2 to this Schedule 13D. These agreements are incorporated by reference into this Schedule 13D wherever references and descriptions of them appear.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, neither The Home Depot nor At-Home Services owns any Shares. However, At-Home Services, pursuant to the Voting Agreement, and The Home Depot, because of its ownership of At-Home Services, may each be deemed to share with each Stockholder the power to vote in favor of adoption and approval of the Merger Agreement (as described in Item 4), and, for the purpose of Rule 13d-3 promulgated under the Act, may be deemed to beneficially own 1,125,213 Shares (solely with respect to those matters described in the Voting Agreement), representing approximately 15.1% of the outstanding Shares of USHS (based upon USHS’s representations in the Merger Agreement).

Except as described in Item 4 of this Schedule 13D and in the Voting Agreement, neither The Home Depot nor At-Home Services is entitled to any rights as a stockholder of USHS. Each of The Home Depot and At-Home Services disclaims beneficial ownership of the Shares covered by the Voting Agreement and nothing herein shall be construed as an admission that either The Home Depot or At-Home Services is the beneficial owner of such Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by The Home Depot or At-Home Services or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

To the knowledge of The Home Depot and At-Home Services, none of the persons listed on Schedule A hereto beneficially owns any Shares.

(b) Pursuant to the Voting Agreement, The Home Depot and At-Home Services may each be deemed to have shared power to vote or direct the voting of 1,125,213 Shares (solely with respect to those matters described in the Voting Agreement) pursuant to the Voting Agreement as described in Item 4.

(c) Other than as described in this Schedule 13D, neither The Home Depot nor At-Home Services, nor, to The Home Depot’s or At-Home Services’ knowledge, any of the persons listed on Schedule A attached hereto, has effected any transaction in Shares during the past 60 days.

(d) To The Home Depot’s and At-Home Services’ knowledge, no person other than the Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See response to Item 4.

Except for the agreements described above and in the agreements incorporated herein by reference and set forth as exhibits hereto, neither The Home Depot nor At-Home Services has, and to the best of The Home Depot’s and At-Home Services’ knowledge, none of the persons listed on Schedule A attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of USHS, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of August 6, 2012, by and among THD At-Home Services, Inc., Umpire Acquisition Corp. and U.S. Home Systems, Inc. (incorporated by reference to Exhibit 2.1 to U.S. Home Systems Inc.’s Current Report on Form 8-K filed on August 7, 2012).

Exhibit 2	Voting Agreement, dated as of August 6, 2012, by and among THD At-Home Services, Inc. and each Stockholder listed on Schedule 1 thereto (incorporated by reference to Exhibit 2.2 to U.S. Home Systems Inc.’s Current Report on Form 8-K filed on August 7, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2012

THE HOME DEPOT, INC.

By:	/s/ Teresa Wynn Roseborough
	Name:	Teresa Wynn Roseborough
	Title:	Executive Vice President, General Counsel and Corporate Secretary

THD AT-HOME SERVICES, INC.

By:	/s/ Teresa Wynn Roseborough
	Name:	Teresa Wynn Roseborough
	Title:	Vice President and Secretary

Schedule A

The following tables set forth the name, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of The Home Depot, Inc. and THD At-Home Services, Inc. The country of citizenship of each director and executive officer is the United States of America and the business address of each director and executive officer is: c/o The Home Depot, Inc., 2455 Paces Ferry Road, N.W., Atlanta, Georgia 30339.

Board of Directors - The Home Depot, Inc.

Name	Principal Occupation or Employment
F. Duane Ackerman	Retired

Francis S. Blake	Chairman and Chief Executive Officer, The Home Depot, Inc.

Ari Bousbib	Chairman and Chief Executive Officer, IMS Health Inc. (an information services company with a business address of 83 Wooster Heights Road, Danbury, CT 06810)

Gregory D. Brenneman	Chairman, CCMP Capital Advisors, LLC (a private equity firm with a business address of 245 Park Avenue, 16th Floor, New York, NY 10167); Chairman and Chief Executive Officer, TurnWorks, Inc. (a private equity firm focusing on corporate turnarounds with a business address of 24 Waterway Avenue, Suite 750, The Woodlands, TX 77380)

J. Frank Brown	Managing Director and Chief Operating Officer of General Atlantic LLC (a global growth equity firm with a business address of Park Avenue Plaza, 55 East 52nd St., 32nd Floor, New York, NY 10055)

Albert P. Carey	Chief Executive Officer, PepsiCo Americas Beverages (a consumer products company, with a business address of 1 Pepsi Way, Somers, NY 10589)

Armando Codina	Chairman and Chief Executive Officer, Codina Partners, LLC (a real estate development and investment entity with a business address of 135 San Lorenzo Avenue, Suite 750, Coral Gables, FL 33146)

Bonnie G. Hill	President, B. Hill Enterprises, LLC (a consulting firm with a business address of 5670 Wilshire Boulevard, Suite 600, Los Angeles, CA 90036)

Karen L. Katen	Senior Advisor, Essex Woodlands Health Ventures (a healthcare venture capital firm with a business address of 280 Park Avenue, 27th Floor East, New York, NY 10017)

Ronald L. Sargent	Chairman and Chief Executive Officer, Staples, Inc. (an office products retailer with a business address of Five Hundred Staples Drive, Framingham, MA 01702)

Executive Officers - The Home Depot, Inc.

(Other than Directors)

Name	Title

Matthew A. Carey	Executive Vice President and Chief Information Officer

Timothy M. Crow	Executive Vice President – Human Resources

Marvin R. Ellison	Executive Vice President – U.S. Stores

Craig A. Menear	Executive Vice President – Merchandising

Carol B. Tomé	Chief Financial Officer and Executive Vice President – Corporate Services

Teresa Wynn Roseborough	Executive Vice President, General Counsel and Corporate Secretary

Board of Directors - THD At-Home Services, Inc.

Name	Principal Occupation or Employment

Marvin R. Ellison	Executive Vice President – U.S. Stores, The Home Depot, Inc.

Teresa Wynn Roseborough	Executive Vice President, General Counsel and Corporate Secretary, The Home Depot, Inc.

Carol B. Tomé	Chief Financial Officer and Executive Vice President – Corporate Services, The Home Depot, Inc.

Executive Officers - THD At-Home Services, Inc.

(Other than Directors)

Name	Title

David Benjamin	Vice President

Kevin A. Hofmann	Vice President